Bingham McCutchen LLP

2020 K Street NW

Washington, DC 200006

Tel: 202.373.6000

Fax: 202.373.6001

www.bingham.com

Thomas S. Harman

Direct Phone: +1.202.373.6725

Direct Fax: +1.202.373.6001

thomas.harman@bingham.com

February 27, 2013

Mr. Kieran G. Brown

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nuveen AMT-Free Municipal Value Fund (the “Fund”)

File Nos. 333-183552 and 811-22253

Dear Mr. Brown:

This letter responds to a comment we received from you via telephone on February 21, 2013 on the Fund’s filing on Form N-2 (File Nos. 333-183552 and 811-22253), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 18, 2013. The following summarizes your comment and provides our response. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”). The response below is reflected in the Fund’s Post-Effective Amendment No. 3 filing on Form N-2 (File Nos. 333-183552 and 811-22253), which was filed today with the SEC.

Comment: Now that Commodity Futures Trading Commission (“CFTC”) Regulation 4.5 took effect on December 31, 2012, please disclose the Fund’s plans for complying with the amended Regulation.

Response: This change will be reflected in the Fund’s next post-effective amendment on page 29 of the Prospectus and page 10 of the SAI.

* * * * *

I hereby acknowledge on behalf of the Fund that: (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with

February 27, 2013

respect to the registration statement; and (iii) the Fund may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6725 or Trina Winkelmann at 202.373.6193.

Sincerely yours,

/s/ Thomas S. Harman

Thomas S. Harman

cc:	Kevin McCarthy

Gifford Zimmerman